Carnival Corporation
Carnival Place
3655 N.W. 87th Avenue
Miami, Florida 33178-2428

March 31, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Christina Chalk
                    Special Counsel, Office of Mergers & Acquisitions

Carnival Corporation
Schedule TO-I filed March 18, 2005,
Amendment No. 1 to Schedule TO-I, filed March 18, 2005, and
Amendment No. 2 to Schedule TO-I, filed March 31, 2005
                    File No. 5-39580

Ladies and Gentlemen:

     We are writing in response to the comments of the Staff contained in the Staff’s letter to John C. Kennedy and Lawrence G. Wee of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to Carnival Corporation (the “Company”) dated March 28, 2005 (the “Comment Letter”) regarding the above-referenced Schedule TO-I and all amendments thereto (together, the “Schedule TO”).

     The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, CARNIVAL CORPORATION
By:	/s/ Arnaldo Perez
	Name:	Arnaldo Perez
	Title:	Senior Vice President, General Counsel and Secretary

cc:	John C. Kennedy
Lawrence G. Wee
Jane Danek
Paul, Weiss, Rifkind, Wharton & Garrison LLP